Exhibit 19.1

                         LIVE Entertainment Inc.
                            15400 Sherman Way
                                Suite 500
                            Van Nuys, CA 91406

                               July 9, 1997

         Supplemental  Disclosure -- Extension of Appraisal Rights


To:  The Stockholders of LIVE Entertainment Inc.

     Terms used in this Supplemental Disclosure are as defined in the June 16, 1997 Proxy.

     On Monday, June 23, 1997, a class action lawsuit was filed in the Chancery Court of Delaware, Richard C. Goodwin vs. LIVE Entertainment Inc., et al., C.A.No. 15765NC, alleging insufficient disclosure in the June 16, 1997 Proxy previously delivered to you. The case has been settled pursuant to a memorandum of understanding dated June 30, 1997. Under the settlement, LIVE made no admission of liability but has agreed to distribute this Supplemental Disclosure and to allow its Common Stockholders an extended opportunity to exercise Appraisal Rights under Delaware Law through August 8, 1997, four weeks after the Merger closed, should they so determine after reviewing the information that follows. (See the discussion of Appraisal Rights on page 8 hereof and on page 34 of the June 16, 1997 Proxy.)

     The plaintiff alleged that the Company misled stockholders by failing in June 1997 to disclose forecasts included in an August 1996 Schedule 13E-4 filing for a proposed recapitalization (which was neither implemented nor distributed to the Company's stockholders), which forecasts plaintiff alleged might indicate a value for Common Stock higher than the Common Stock Merger Price to be offered to the stockholders in the transaction which is the subject of this Supplemental Disclosure. The plaintiff also alleged that the Directors breached their duties of loyalty and care by endorsing the Merger Transaction rather than a potential alternative recapitalization and that statements concerning dilution inherent in an alternative transaction were misleading.

Supplemental Disclosure.

     The August 1996 forecasts were prepared based on assumptions and facts which have not occurred and which forecast income in excess of the Company's current business plan. For example, films which were included in the August 1996 forecasts for 1997 release were delayed to later years or will not be produced at all. The August 1996 forecast projected net income of $4,315,000 for 1996; in 1996 the Company lost $3,437,000. For the 1998 fiscal year, the August 1996 forecast projected anticipated revenues, net income and EBITDA of $331 million, $23 million and $46 million respectively, in contrast to the 1998 fiscal year anticipated revenues, net income and EBITDA of $243 million, $16 million and $33 million, respectively, in the March 1997 Business Plan described below. Thus, the August 1996 projections were not considered by the Board in its April 1997 deliberations on the Canyon Proposal or the Merger Proposal.

     However, the Company does prepare business plans on a regular basis. Such a business plan was prepared in March 1997 (the "March Business Plan") for review by the Company's Board of Directors at its April 1997 Board Meetings (the Board Meetings at which the Canyon Proposal and the Merger Proposal were discussed). Information substantially similar to that contained in the Company's March Business Plan was also provided to Houlihan Lokey Howard & Zukin to assist them in preparing their Fairness Opinion referred to in the June 16, 1997 Proxy, and the Houlihan Lokey discounted cash flow analysis in the Fairness Opinion was based upon that information. (Houlihan Lokey was also provided with a copy of the August 1996 forecasts but did not rely on them.) The March Business Plan is described in summary form below.

     The March Business Plan was based upon a number of assumptions which are outlined below and, while they appeared reasonable in March when the Plan was prepared by Company management, have since proved to be optimistic in certain respects and are not reflective of the Company's current operations and internal forecasts. For example, the Company reported a loss of $2.5 million in the quarter ended March 31, 1997 rather than a forecasted loss of $800,000. In addition, certain films which were released generated revenues less than those projected, other films' anticipated release dates were delayed into 1998, planned new productions were deferred, and it has taken longer than expected for the Company to secure new financing than originally anticipated. Also, as noted in the June 16, 1997 Proxy, adoption of the Canyon Proposal (which would have provided financing less favorable to the Company than the financial assumptions on which the March Business Plan was predicated) required the consent of a majority of the holders of the Company's Series B Preferred Stock. The members of the Board of Directors elected by those holders informed the Board at the April 1997 Board meetings that the Canyon Proposal would not be accepted in light of the Merger Proposal and therefore the significant assumptions underlying the March Business Plan were not capable of implementation in any event. Finally, the actual results for 1997 through 1999 after completion of the Merger are likely to be materially different from those reflected in the March Business Plan as the Company's operations may change under the Company's post-Merger ownership and capital structure.

     Notwithstanding the foregoing, in light of the allegations in the Goodwin litigation, the Company is making the March Business Plan publicly available. The results forecast in the March Business Plan are not reflective of the Company's prospects due to the passage of time and the absence of a recapitalization plan
providing the financing on which the Plan was based.   (The time
during which the Company could have accepted the Canyon Proposal has passed.)

Forward Looking Statements

     The March Business Plan was a forward looking statement within the meaning of the Private Securities Litigation Reform Act of 1995. The March Business Plan incorporated the belief and expectations of Company management in March 1997 with respect to
(i) revenues and costs of sales, (ii) operating expenses, (iii) income taxes, (iv) film rights payments, (v) distributions, (vi) cash receipts, (vii) cash disbursements, (viii) prevailing interest rates, (ix) the development of alternative entertainment media or systems, and (x) general economic conditions. Company stockholders are cautioned that any such forward looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors.

     Realization of the March Business Plan would also have been subject to a number of other material uncertainties and risks, some of which are more fully set forth in the section of this Supplemental Disclosure entitled "Risk Factors."


                          LIVE ENTERTAINMENT INC.
                     MARCH BUSINESS PLAN FOR 1997-1999

General Assumptions

     The following information is presented to provide an outline of the major assumptions used in preparing the March Business Plan. Such assumptions were based upon historical experience of the Company and anticipated future events. The March Business Plan represented management's best estimate of future results in March 1997, but estimates are by their nature uncertain and subject to factors beyond the Company's control. The Company's independent auditors did not examine, compile or apply agreed-upon procedures to the March Business Plan and, accordingly, accept no responsibility for it.

Recapitalization

- This financial model assumed that in March 1997 a recapitalization would be effected whereby the Company would receive the following infusion of capital:

     - $50 million in new seven year, 12% subordinated debentures, interest payable quarterly.

     - A $50 million working capital facility increasing to a $70 million facility in 1999.

     The March Business Plan assumed that the new infusion of
capital would revise the Company's capital structure by:

     -    Retiring the Increasing Rate Notes.

     -    Redeeming for cash and Common Stock the existing Series
          B Preferred Stock and Series C Preferred Stock.

Revenues and Costs of Sales

- The 1997 to 1999 fiscal year estimated revenues and related costs of sales were based on specific title-by-title analysis of the indicated number of releases as follows:





                              1997      1998      1999

     Theatrical                 8         6         9
     Direct to Video           19        11        17


- In accordance with the Company's business strategy, film rights other than those for domestic home video would be acquired. As a result, certain theatrical, international and television rights were reflected in the revenue and costs assumptions. In general, revenues would be recognized when the films were made available to consumers in the various media as follows:

          Motion Picture Theaters         Upon U.S. theatrical release
          International                   1-12 months after theatrical release
          Home Video                      4-6 months after theatrical release
          Residential Pay-Per View TV     4-6 months after theatrical release
          Pay Television                  6 months after video release
          Free Television                 15-18 months after pay television

- Rights costs, including overages, participation and residuals, along with theatrical prints and advertising expenditures were amortized against video, theatrical, television and international revenues. All such costs were amortized in full over the periods the revenues were recognized in accordance with the film forecast method of FAS #53.

- Video revenue return reserves were based on the following percentages:

          Rental New Release                  8.0%
          Sell-thru New Release              20.0%
          Sell-thru Seasonal Product         30.0%
          Sell-thru Special Interest         23.0%
          Sell-thru Catalog                  20.0%
          Avid (low price product line)      22.5%

Operating Expenses

- Estimated operating expenses for 1997 were determined on a department-by-department basis. The expenses for 1997 include an increase of approximately $1,100,000 over 1996 amounts related to the addition of an in-house sales staff for a full year (to replace the sales staff of WEA) and an increase of approximately $2,000,000 related to the establishment of the Company's in-house theatrical distribution staff. Operating expenses in 1998 and 1999 reflect a 5% increase over the prior year operating expenses.

Income Taxes

- 1997-1999 income taxes were calculated at rates approximating 15% and were based on net income before taxes. This was a higher rate than in the past due to the Company's utilization of its Alternative Minimum Tax net operating losses.

Interest Expense

- Estimated interest expense was based upon the average monthly credit line balances assuming an interest rate of Prime+2%.
     The interest rate projected for the new working credit facility for 1997, 1998 and 1999 was 10%.

- Interest expense related to production financing would be capitalized and amortized; however, for purposes of the March Business Plan, all interest was assumed expensed immediately.

- Loan costs and fees in the amount of $4.5 million related to the recapitalization would be paid in March 1997 and amortized on a straight-line basis over a three-year period.

Film Right Payments

- It was the Company's goal to acquire future films and rights without making advance payments and to pay 100% upon delivery; however the March Business Plan assumes the Company would be able to defer payment of 70% of the cost of projected releases until delivery. To project this impact the Company assumed that 30% of all acquisitions would be paid on execution and the remaining 70% would be paid on delivery. The forecasts for 1997 and 1998 assumed that two productions in each year would be financed through co-production arrangements pursuant to which the Company would fund approximately 40% of the production budgets.

Distribution

- The March Business Plan assumed continuation of the current agreement with WEA in a reduced form. Beginning in 1997 it was assumed that the Company would bring the sales function in-house and the fulfillment and billing/collection functions would remain at WEA. Therefore, the current fee to WEA would be reduced by at least 2%.

Cash Receipts

- Collections on sales were generally forecasted to be as follows:

          Video               Month following sale
          Theatrical          Five to eight months following release
          Television          Month of availability
          International       Projected based upon assumed
                              availability in various territories

Cash Disbursements

- Video duplication and marketing costs were forecasted to be paid in the quarter in which the related revenue was recognized. Agency fees were forecasted to be paid in the month following the sale from which the fees were earned.

- Theatrical, television and international costs were forecasted to be paid in the quarter in which the related revenues were recognized.

- Video rights acquisition costs were forecasted to be paid two quarters prior to video release.

- Residuals and participations were forecasted to be paid in the month following the sale from which they were earned.

- Operating expenses, interest on the current credit facility and taxes were forecasted to be paid during the period in which they would be expensed. Interest would be paid on the Increasing Rate Notes until their anticipated repayment in March 1997. Interest was assumed to be paid quarterly on $50 million of new notes and monthly on a new credit facility.


              March Business Plan Financial Forecasts ($000)


                                 1997 Plan         1998 Plan        1999 Plan
                                  $      %          $      %         $      %
REVENUES (net):             $173,040   100%   $243,318   100%  $293,945   100%

COST OF SALES                 87,247  50.4%    108,406  44.6%   139,521  47.5%

FILM RIGHT AMORTIZATION       47,942  27.7%     78,051  32.0%    87,525  29.8%

    Gross Profit              37,851  21.9%     56,861  23.4%    66,899  22.7%

OPERATING EXPENSES            21,147  12.2%     23,858   9.8%    25,023   8.5%

AMORTIZATION OF GOODWILL       3,924   2.3%      3,924   1.6%     3,924   1.3%

    Income from Operations   $12,780   7.4%    $29,079  12.0%   $37,952  12.9%

Net Income                    $5,381   3.1%    $16,041   6.6%   $21,853   7.4%

EBITDA                       $16,704   9.7%    $33,033  13.6%   $41,876  14.2%


                            DILUTION ARGUMENT

     In addition, the Goodwin complaint alleged that the references to dilution in the Canyon Proposal described in the June 16, 1997 Proxy are misleading. The complaint asserts that: (i) the diluted interests of the unaffiliated Common stockholders in a post-recapitalization Company should be valued at more than $6.00 per share, and (ii) it is misleading to state that the holders of Common Stock other than Pioneer hold approximately 1,811,000 of 2,452,000 outstanding Common shares (74%) when they are receiving "around 14% of the total consideration" in the Proposed Merger (including the amounts required to retire the Series B and Series
C Preferred Stock). Therefore, according to the complaint, it was inappropriate to show in a dilution chart that the Canyon Proposal could have reduced the interests of the unaffiliated Common Stockholders from 74% to between 8.6% to 19.5%, depending upon acceptance of the Canyon Proposal by the holders of the Series B Preferred Stock, as the Common Stockholders only "owned" 14% of the Company in any event.

     Plaintiff's first point is based on a "valuation" of the Company created by the plaintiff out of forecasts included in the Company's 1996 Schedule 13E-4 filing (which filing was never completed or distributed by the Company), and which forecasts were no longer accurate by the end of 1996. When the Company negotiated the Canyon Proposal in 1997, it used an indicated value of $4.50 per share for the Company's Common Stock to determine exchange ratios for the Company's Series B Preferred Stock. The Company did not believe that it could have supported a higher value for the Common Stock based on the Company's prospects and need for capital at that time. Thus, the Company does not agree that the value of the Company's Common Stock would have been in excess of $6.00 per share after implementation of the Canyon Proposal, and as noted above, the Canyon Proposal was not likely to have been accepted by the holders of the Company's Series B Preferred Stock given the alternative of the Merger Proposal, and therefore could not occur in any event.

     The Company also disagrees with the Plaintiff's second point regarding the ownership of the Company's future growth. Absent a recapitalization and exchange offer, neither the Increasing Rate Notes nor the Series B or C Preferred Stock could in early 1997 participate meaningfully in the future growth of the Company's equity. The Increasing Rate Notes were not convertible, the Series B Preferred Stock was convertible at $15.00 per share through July 1997, and the Series C Preferred Stock was and is convertible at $15.225 per share. Thus, any growth in the Company's value before a recapitalization would have inured to the primary benefit of the Company's Common stockholders. The Company's financial situation was such that in 1997 the only recapitalization plan available, the Canyon Proposal, would have reduced the interests of the Common Stockholders to the levels indicated (between 8.6% to 19.5%), while still leaving the Company with between $25 and $50 million of new subordinated debt, as well as additional bank debt. This meant that under the only then available recapitalization plan, any future growth of the Company's equity value would be enjoyed predominantly by the former holders of the Company's other securities and only to a lesser extent by the current holders of the Common Stock.

                               RISK FACTORS

     Holders of Common Stock should consider the risk factors set forth below which pertain to any valuation of the Company's business and which are excerpted, in part, from the Company's 1996 Form 10K and August 1996 Schedule 13E-4, as well as the other information set forth in this Supplemental Disclosure, prior to determining whether to exercise Appraisal Rights.

Nature of the Entertainment Industry

     The entertainment industry historically has involved a substantial degree of risk. The success of an entertainment product depends upon unpredictable and changing factors such as competition and audience acceptance, the availability of other leisure time activities, including new interactive electronic forms of competition such as the Internet and on-line services, general economic conditions and other tangible and intangible factors, all of which change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all of the Company's products may not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized.

Shift in Strategy

     During the past few years the Company has found it increasingly difficult to acquire domestic home video rights to quality motion picture productions on terms the Company believed to be commercially attractive. This trend was exacerbated by the bankruptcy of Carolco Pictures Inc., the Company's most reliable source of A+ motion picture product, and by the acquisition by major studios of a number of independent production and distribution companies from whom the Company had acquired video rights in the past, such as New Line Cinema Corporation and Miramax Pictures. To counteract the difficulty in acquiring only video rights to A+ and A feature films on economically rational terms, the Company has become involved in film production and the acquisition of film product with multiple rights. This involvement has led the Company into an area of the business where it has limited experience and operating history. This shift in strategy toward an increased emphasis on motion picture production and acquisition may increase the rewards available to the Company, but may increase the risks as well.

Risks of the Motion Picture Industry

     The motion picture portion of the entertainment industry is highly speculative and inherently risky. The revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which represents a response not only to the artistic components of the products, but also to the level of advertising and promotion by the distributor. The commercial success of a theatrical motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Success does not necessarily bear a direct correlation to the production or distribution costs incurred.

     The theatrical success of a motion picture can be a significant factor in generating revenue in other media.
Therefore, there is a substantial risk that some or all of the Company's projects will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. The Company's film production activities require the initial expenditure of significant funds, while revenues relating to such films and programs are generated over an extended period of time. In addition, as a result of the Company acquiring film product earlier in its production stages, the possibility always exists that the finished product may differ substantially from that which was initially envisioned.

Theatrical Distribution.

     In 1997, the Company began to distribute its own motion picture releases in the United States theatrical market. The Company's motion pictures will face significant competition from films produced and distributed by others without the benefit of an experienced distributor or proven distribution network. Theatrical distribution will require an increase in overhead and the commitment of additional capital resources by the Company. The theatrical distribution of motion pictures represents a new line of business for the Company and, accordingly, no assurances can be given that its distribution efforts will be successful.

Ability to Achieve Production Goals.

     Although the Company's primary strategic objective is to produce and arrange for the release of up to 9 motion pictures per year by 1999, no assurances can be given that such production and release goals will be met in future periods. Factors which may affect the Company's ability to produce and release films in the future include availability of satisfactory scripts, creative personnel or production facilities, all of which may be adversely affected by competition from larger and better financed motion picture companies. If the Company's production goals are not met, the Company's future profitability may be correspondingly reduced.


Competition and Rapid Technological Change.

     Motion picture production and distribution are highly competitive businesses with competition coming both from companies within the motion picture industry and companies in other entertainment media. Many of these competitors have significantly greater financial and other resources than the Company. The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, including pay/cable television services and home entertainment equipment such as video cassettes, video games and computers, such technological developments have also resulted in the creation of additional revenue sources through the licensing of rights with respect to such new media, and potentially could lead to future reductions in the costs of producing and distributing motion pictures.
Regardless of the technology employed, the theatrical success of a motion picture remains a crucial factor in generating revenues in other media. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

Risks of the Home Video Industry

     The videocassette industry continues to be extremely competitive. The availability of A+ and A titles has become increasingly important as a company attempts to sell a broad array of videocassette entertainment. Success in the home video market is largely dependent upon a company's ability to acquire home video rights to programming at attractive prices and upon the subsequent performance of this programming in the marketplace. The Company acquires home video rights on a film-by-film basis. The Company faces substantial competition both in obtaining home video rights and in selling video cassettes. The Company's competitors for product acquisitions are video companies such as New Line Home Video, Hallmark Entertainment Group, HBO and Trimark Holdings Inc., and it competes with these companies as well as major studios, such as Paramount, Walt Disney and Warner Bros. Pictures, in the marketing of its product. Certain of the Company's competitors, particularly those affiliated with major studios or pay television broadcasters, have significantly greater financial resources than the Company and easier access to A+ and A titles.

Availability of Financing

     The entertainment industry is very capital intensive. Motion picture budgets have risen for several years as the cost of talent and other components increases. The Company's ability to continue to produce or acquire motion pictures for distribution is dependent on its ability to finance its activities. There is no assurance that the Company will be able to generate sufficient cash from its productions or continue to have adequate financing available to it in the future.

Financial Condition of the Company and Working Capital Needs

     The operations of the Company in general, and its new motion picture production and distribution activities in particular, require significant additional working capital. The production and distribution of theatrical motion pictures, an aspect of the entertainment industry in which the Company has recently become more involved, requires commitments of capital which may not be recouped until the theatrical motion picture is released in the home video, foreign and other ancillary markets.

     The Company's existing credit facility matures in 1998 and the Increasing Rate Notes require payments of $20 million in each of 1998 and 1999. Thus, the Company has potential repayment obligations of up to $70 million in the next three years on its funded indebtedness. Absent successful completion of a sale or rationalization and receipt of new financing, the Company may not have the capital resources necessary to replace the existing credit facility or to pay the Increasing Rate Notes when due. Similarly, if the Company were required to devote all its capital resources to pay the obligations of the Increasing Rate Notes in 1998 and 1999, it would not have sufficient capital available to meet its business needs. In addition, to conserve capital the Company would consider no longer paying cash dividends on the Series B Preferred Stock. This could result in substantial dilution to the holders of the Company's Common Stock as the conversion price of the Series B Preferred Stock will reset in such event.

                            APPRAISAL RIGHTS

     Delaware General Corporation Law Section 262 provides record holders of Common Stock on the effective date of the Merger with the opportunity (an "Appraisal Right") to dissent from the Merger and to seek an appraisal of and to be paid the fair cash value (exclusive of any element of value arising from the accomplishment or expectation of the Merger) for his or her shares of Common Stock.

     As part of the settlement of the Goodwin litigation, the Company has agreed to allow record holders of Common Stock on the effective date of the Merger who wish to exercise their Appraisal Rights to do so for a period of up to four weeks after the Merger, ending at 5:00 p.m., Eastern Daylight Time, on Friday, August 8, 1997, by delivering to Geraldine Zarbo at American Stock Transfer
& Trust Company, 6201 15th Avenue, Brooklyn, NY, 11219, or by telecopy to the attention of Geraldine Zarbo at (718) 921-8335, a Notice of Election of Appraisal Rights in the form attached to this Supplemental Disclosure. Such record holders on the effective date of the Merger will be able to exercise their appraisal rights regardless of whether they voted in favor of the Merger Proposal.

     Holders of Common Stock who so exercise their Appraisal Rights should not return their shares of Common Stock and Letters of Transmittal mailed to them concurrently herewith. Such holders will not receive the $6.00 per share Common Stock Merger Price. Instead, all holders who so exercise their Appraisal Rights will receive the consideration determined in the Appraisal process in accordance with Delaware law as more fully described in the June 16, 1997 Proxy. This consideration may be greater or lesser than the Common Stock Merger Price.

     Any stockholder who returns his or her Letters of Transmittal and shares of Common Stock to the Exchange Agent will be deemed to have waived and foregone any request for Appraisal Rights he or she may have made on or prior to August 8, 1997.

                    NOTICE OF ELECTION OF APPRAISAL RIGHTS

                         In connection with the Merger
                               of a subsidiary of
                               Film Holdings Co.
                                 with and into
                            LIVE Entertainment Inc.

                      For information call: (818) 778-3167

     This Notice of Election of Appraisal Rights should be read carefully before being completed. If certificates are registered in different names, a separate Notice of Election of Appraisal Rights must be submitted for each different registered owner.

     The undersigned, a record holder of Common Stock of LIVE Entertainment Inc. (the "Company") on the effective date of the Merger hereby notifies the Company of the undersigned's intention to exercise appraisal rights pursuant to Delaware General Corporation Law Section 262 as more fully described in the Proxy dated June 16, 1997 and the Supplemental Disclosure dated July 9,
1997.   The undersigned certifies to the Company that the undersigned has not submitted the below-referenced certificates to the Exchange Agent pursuant to the Letter of Transmittal.


                   DESCRIPTION OF CERTIFICATES
 Name(s) and Address(es) of Record Owner(s)            Certificate(s)
        (Please fill in, if blank)               (Attach additional list
                                                      if necessary)

                                                Certificate   Total Number of
                                                Number(s)        Shares
                                                              Represented by
                                                              Certificate(s)


                                                Total Shares


Must be signed by record holder(s) exactly as name(s) appear on the Certificate(s) or by persons authorized to become record holders by documents transmitted herewith (a "Record Holder"). If signature is by an attorney-in-fact, trustee, executor, administrator, guardian, officer of a corporation or others acting in a fiduciary or representative capacity, please set forth full title.

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

Dated. . . . . . . . . .   Name(s) . . . . . . . . . . . . . . . . . .
                                                (Please Print)

Capacity (Full Title). . . . . . . . . . . . . . . . . . . . . . . . .

Address. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

(Include Zip Code) . . . . . . . . . . . . . . . . . . . . . . . . . .


Record holders of Common Stock who wish to exercise their Appraisal Rights must send the above form, fully-executed, to Geraldine Zarbo at American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY, 11219, or by telecopy to the attention of Geraldine Zarbo at (718) 921-8335, to be received no later than 5:00 p.m., Eastern Daylight Time, on Friday, August 8, 1997.

             DO NOT ENCLOSE YOUR STOCK CERTIFICATES WITH THIS FORM.